Heidmar Marine Inc.
Vouliagmenis Avenue 107
Glyfada 16674
Greece
VIA EDGAR
October 13, 2023
U.S. Securities & Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, NE
Washington, D.C. 20549

Re:	Heidmar Marine Inc.
Rule 477 Application for Withdrawal
Registration Statement on Form F-4 (File No. 333-273298)

Ladies and Gentlemen:
Pursuant to Rule 477 promulgated under the U.S. Securities Act of 1933, as amended (the “Securities Act”), Heidmar Marine Inc., a company organized and existing under the laws of the Republic of the Marshall Islands (the “Company”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the immediate withdrawal of the Company’s Registration Statement on Form F-4 (File No. 333-273298), together with all exhibits thereto, which was initially filed with the Commission on July 18, 2023 (the “Registration Statement”).
The Company filed the Registration Statement in connection with the Business Combination Agreement, dated March 19, 2023 (as amended, the “Business Combination Agreement”), between the Company, Home Plate Acquisition Corporation, Home Plate Sponsor LLC, Heidmar Inc., HP Merger Subsidiary Corp., and various shareholders of Heidmar. The reason for the withdrawal of the Registration Statement is that the Business Combination Agreement was terminated on October 4, 2023. As a result, the transactions contemplated pursuant to the Business Combination Agreement will not occur. The Company confirms that no securities were sold in connection with the proposed offering described in the Registration Statement.
The Company also respectfully requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for the Company’s future use.
It is the Company’s understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen calendar days after such date, the Company receives notice from the Commission that this application will not be granted. If you have any questions regarding this application, please contact the Company’s outside legal counsel, Keith J. Billotti of Seward & Kissel LLP, by telephone at (212) 574-1274 or by email at billotti@sewkis.com.

Sincerely,

HEIDMAR MARINE INC.

By:	/s/ Pankaj Khanna
Name:	Pankaj Khanna
Title:	Director